UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

CCC INFORMATION SERVICES GROUP INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

12487Q 10 9

(CUSIP Number of Class of Securities)

ROBERT S. GUTTMAN, ESQ.

SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

CCC INFORMATION SERVICES GROUP INC.

WORLD TRADE CENTER CHICAGO

444 MERCHANDISE MART

CHICAGO, ILLINOIS 60654

(312) 222-4636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

COPY TO:

RICHARD S. MELLER, ESQ.

LATHAM & WATKINS LLP

SEARS TOWER, SUITE 5800

CHICAGO, ILLINOIS 60606

(312) 876-7700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$210,000,000	$26,607

*	For the purpose of calculating the filing fee only, this amount is based on the purchase of 11,200,000 shares of common stock at the tender offer price of $18.75 per share.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,607	Filing party: CCC Information Services Group Inc.
Form or Registration No.: Schedule TO-I	Date Filed: July 27, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

2

This Amendment No. 6 to Tender Offer Statement on Schedule TO (“Amendment No. 5”) relates to the offer by CCC Information Services Group Inc., a Delaware corporation (the “Company”), to purchase up to 11,200,000 shares of its common stock, $0.10 par value per share, at a price of $18.75 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 2004 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO originally filed by the Company on July 27, 2004 (“Schedule TO”) as set forth below. This Amendment No. 6 to Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, is incorporated in this Amendment No. 6 by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of Schedule TO is hereby amended and supplemented by adding the following:

On September 8, 2004, the Company issued a press release announcing the final results of the tender offer. A total of 25,229,409 shares of the Company’s common stock were validly tendered, 11,200,000 of which were accepted by the Company. The full text of the Company’s September 8, 2004 press release is filed as Exhibit (a)(5)(vii) hereto and incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of Schedule TO is hereby amended and supplemented by adding as Exhibit (a)(5)(vii) the Press Release dated September 8, 2004.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CCC INFORMATION SERVICES GROUP INC.

By:	/s/ Robert S. Guttman
Name: Robert S. Guttman Title: Senior Vice President, General Counsel and Secretary

Dated: September 8, 2004

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated July 27, 2004.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Stockholders from the Chairman and Chief Executive Officer of the Company, dated July 27, 2004.*

(a)(1)(v)	Letter to Participants in the CCC Information Services Inc. 401(k) Retirement Savings & Investment Plan, dated July 27, 2004.*

(a)(1)(vi)	Trustee Direction Form.*

(a)(1)(vii)	Notice to ESPP Participants, dated July 27, 2004.*

(a)(1)(viii)	Tender Instruction Form for ESPP Shares.*

(a)(1)(ix)	Memo to Optionees, dated July 27, 2004.*

(a)(1)(x)	Notice of Instructions (Options).*

(a)(1)(xi)	Memo to Holders of Warrants, dated July 27, 2004.*

(a)(1)(xii)	Notice of Instructions (Warrants).*

(a)(1)(xiii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(xiv)	E-mail Communication to Employees, dated August 13, 2004.**

(a)(1)(xv)	E-mail Communication to Employees, dated August 20, 2004.***

(a)(1)(xvi)	Notice of Conditional Withdrawal (Options) distributed August 20, 2004.***

(a)(1)(xvii)	E-mail Communication to Employees, dated August 23, 2004.***

(a)(1)(xviii)	Notice of Conditional Withdrawal (Options) distributed August 23, 2004.***

(a)(2)	Not applicable.

(a)(3)	Not applicable.

5

(a)(4)	Not applicable.

(a)(5)(i)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(ii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(iii)	Press Release, dated July 27, 2004.*

(a)(5)(iv)	Press Release, dated August 20, 2004.***

(a)(5)(v)	Press Release, dated August 23, 2004.***

(a)(5)(vi)	Press Release, dated August 31, 2004.****

(a)(5)(vii)	Press Release, dated September 8, 2004.

(b)(i)	Engagement letter dated July 23, 2004 by and among Credit Suisse First Boston, Jefferies & Company, Inc. and CCC Information Services Inc.*

(b)(ii)	Credit Agreement dated August 20, 2004 by and among CCC Information Services Inc., CCC Information Services Group Inc., the Lenders named therein, Credit Suisse First Boston, as Administrative Agent and Collateral Agent and Jefferies & Company, Inc. as Syndication Agent.***

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO-I on July 27, 2004.

**	Previously filed on Amendment No. 3 to Schedule TO-I on August 16, 2004.

***	Previously filed on Amendment No. 4 to Schedule TO-I on August 23, 2004.

****	Previously filed on Amendment No. 5 to Schedule TO-I on August 31, 2004.

6